Exhibit 4.4

Computershare
BY CERTIFIED MAIL
Computershare
October 30, 2014	250 Royall Street
Canton Massachusetts 02021
Calgon Carbon	www.computershare.com
Corporation 400 Calgon
Carbon Drive Pittsburgh, Pennsylvania 15205 Attention: General Counsel

Dear Client:

As you know, Computershare has acquired Registrar and Transfer Company (“R&T”), and effective December 8, 2014 (the “Effective Date”), Computershare Trust Company, N.A. will become your transfer agent.

Your company also has a Rights Agreement dated as of January 27, 2005, as amended (“Rights Agreement”), pursuant to which R&T serves as the Rights Agent. Pursuant to Section 21 of the Rights Agreement, this letter serves as notice that R&T will be resigning as the Rights Agent on the Effective Date.

Computershare Trust Company, N.A. agrees to serve as the successor Rights Agent beginning on the Effective Date, will continue to provide all of the services set forth in the Rights Agreement, and agrees to be bound to all of the terms set forth therein from the Effective Date.

By signing below, you acknowledge and agree to appoint Computershare Trust Company, N.A. as successor Rights Agent, subject to the conditions set forth in the preceding paragraph, and to continue to be bound to the terms and conditions of the Rights Agreement including but not limited to your obligations to the Rights Agent.

Please feel free to contact your relationship manager with any questions.

/s/ Mary Rose Cascaes	/s/ Martin J. (Jay) McHale
Mary Rose Cascaes Executive Vice President and Chief Operating Officer Registrar and Transfer Company	Martin J. (Jay) McHale President, Equity Services Computershare Trust Company, N.A. and Computershare Inc.

Acknowledged and Agreed: CALGON CARBON CORPORATION
/s/ Richard D. Rose
By: Richard D. Rose Title: Senior Vice President, General Counsel and Secretary Date: November 4, 2014